UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d - 102)

Under the Securities Exchange Act of 1934

Amendment No. 5

BIOVEST INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

July 18, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1	NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Official Liquidation)*

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF	5	SOLE VOTING POWER:
SHARES
BENEFICIALLY		3,045,637 shares of Common Stock.*
OWNED
BY EACH	6	SHARED VOTING POWER:
REPORTING
PERSON		1,211,869 shares of Common Stock.*

	7	SOLE DISPOSITIVE POWER:

		3,045,637 shares of Common Stock.*

	8	SHARED DISPOSITIVE POWER:

		1,211,869 shares of Common Stock.*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,257,506 shares of Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.26%*

12	TYPE OF REPORTING PERSON

OO

* Based on 100,000,000 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of July 9, 2013, following the confirmation and effectiveness of the Company’s First Amended Plan of Reorganization (“Plan”).  Following confirmation of the Plan and the allocation of shares on July 18, 2013, Laurus Master Fund, Ltd. (In Official Liquidation) and its wholly-owned subsidiary Calliope Capital Corporation (“Calliope”) own an aggregate of 4,257,506 Shares. The previously issued common stock and secured convertible notes owned by the Reporting Persons and certain other persons and reported in Amendment No. 4 to this Schedule 13G were extinguished by the Plan and replaced by the Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators (“JOLs”) are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO CRI. The JOLs have discretion over the management of the Fund and Calliope and the disposition of their respective assets, including the securities owned by the Fund and Calliope reported in this Schedule 13G, as amended. As of January 8, 2013, Laurus Capital Management, LLC ceased to provide investment management services to the Fund. The JOLs share voting and investment power over the securities owned by the Fund and Calliope.

5

CUSIP No. N/A

1	NAME OF REPORTING PERSON: Calliope Capital Corporation

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237865

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	5	SOLE VOTING POWER:
SHARES
BENEFICIALLY		1,211,869 shares of Common Stock.*
OWNED BY
EACH	6	SHARED VOTING POWER:
REPORTING
PERSON		0 shares of Common Stock.*

	7	SOLE DISPOSITIVE POWER:

		1,211,869 shares of Common Stock.*

	8	SHARED DISPOSITIVE POWER:

		0 shares of Common Stock.*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,211,869 shares of Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.21%

12	TYPE OF REPORTING PERSON

OO

* Based on 100,000,000 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of July 9, 2013, following the confirmation and effectiveness of the Company’s First Amended Plan of Reorganization (“Plan”).  Following confirmation of the Plan and the allocation of shares on July 18, 2013, Laurus Master Fund, Ltd. (In Official Liquidation) and its wholly-owned subsidiary Calliope Capital Corporation (“Calliope”) own an aggregate of 4,257,506 Shares. The previously issued common stock and secured convertible notes owned by the Reporting Persons and certain other persons and reported in Amendment No. 4 to this Schedule 13G were extinguished by the Plan and replaced by the Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators (“JOLs”) are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO CRI. The JOLs have discretion over the management of the Fund and Calliope and the disposition of their respective assets, including the securities owned by the Fund and Calliope reported in this Schedule 13G, as amended. As of January 8, 2013, Laurus Capital Management, LLC ceased to provide investment management services to the Fund. The JOLs share voting and investment power over the securities owned by the Fund and Calliope.

CUSIP No. N/A

1	NAME OF REPORTING PERSON: Chris Johnson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	5	SOLE VOTING POWER: 0 shares of Common Stock. *
SHARES
BENEFICIALLY	6	SHARED VOTING POWER: 4,257,506 shares of Common Stock. *
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0 shares of Common Stock. *
REPORTING
PERSON	8	SHARES DISPOSITIVE POWER: 4,257,506 shares of Common Stock. *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,257,506 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.26%

12	TYPE OF REPORTING PERSON
IN

* Based on 100,000,000 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of July 9, 2013, following the confirmation and effectiveness of the Company’s First Amended Plan of Reorganization (“Plan”).  Following confirmation of the Plan and the allocation of shares on July 18, 2013, Laurus Master Fund, Ltd. (In Official Liquidation) and its wholly-owned subsidiary Calliope Capital Corporation (“Calliope”) own an aggregate of 4,257,506 Shares. The previously issued common stock and secured convertible notes owned by the Reporting Persons and certain other persons and reported in Amendment No. 4 to this Schedule 13G were extinguished by the Plan and replaced by the Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators (“JOLs”) are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO CRI. The JOLs have discretion over the management of the Fund and Calliope and the disposition of their respective assets, including the securities owned by the Fund and Calliope reported in this Schedule 13G, as amended. As of January 8, 2013, Laurus Capital Management, LLC ceased to provide investment management services to the Fund. The JOLs share voting and investment power over the securities owned by the Fund and Calliope.

CUSIP No. N/A

1	NAME OF REPORTING PERSON: Russell Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	5	SOLE VOTING POWER: 0 shares of Common Stock. *
SHARES
BENEFICIALLY	6	SHARED VOTING POWER: 4,257,506 shares of Common Stock. *
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0 shares of Common Stock. *
REPORTING
PERSON	8	SHARES DISPOSITIVE POWER: 4,257,506 shares of Common Stock. *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,257,506 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.26%

12	TYPE OF REPORTING PERSON
IN

* Based on 100,000,000 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of July 9, 2013, following the confirmation and effectiveness of the Company’s First Amended Plan of Reorganization (“Plan”).  Following confirmation of the Plan and the allocation of shares on July 18, 2013, Laurus Master Fund, Ltd. (In Official Liquidation) and its wholly-owned subsidiary Calliope Capital Corporation (“Calliope”) own an aggregate of 4,257,506 Shares. The previously issued common stock and secured convertible notes owned by the Reporting Persons and certain other persons and reported in Amendment No. 4 to this Schedule 13G were extinguished by the Plan and replaced by the Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators (“JOLs”) are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO CRI. The JOLs have discretion over the management of the Fund and Calliope and the disposition of their respective assets, including the securities owned by the Fund and Calliope reported in this Schedule 13G, as amended. As of January 8, 2013, Laurus Capital Management, LLC ceased to provide investment management services to the Fund. The JOLs share voting and investment power over the securities owned by the Fund and Calliope.

Item 1(a).	Name of Issuer: Biovest International, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

324 S. Hyde Park Avenue, Suite 350, Tampa, Florida 33606

Item 2(a).	Name of Person Filing: Laurus Master Fund, Ltd. (In Official Liquidation)*

This Schedule 13G, as amended, is also filed on behalf of Calliope Capital Corporation, a Delaware corporation and wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Official Liquidation), Chris Johnson and Russell Smith. Laurus Master Fund, Ltd. (In Official Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson of Chris Johnson Smith Associates, Ltd. and Russell Smith of BDO CRI. The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (In Official Liquidation) and Calliope Capital Corporation and the disposition of their respective assets, including the securities owned by them reported in this Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Official Liquidation). Information related to each of the Joint Official Liquidators and Calliope Capital Corporation is set forth on Appendix A hereto.

Item 2(b).	Address of Principal Business Office or if none, Residence:

c/o The Joint Official Liquidators at their respective offices set forth on Appendix A hereto.

Item 2(c).	Citizenship: Cayman Islands

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: N/A

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 4,257,506 shares of Common Stock*

(b)	Percent of Class: 4.26%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,045,637 shares of Common Stock*

(ii)	shared power to vote or to direct the vote: 1,211,869 shares of Common Stock*

(iii)	sole power to dispose or to direct the disposition of: 3,045,637 shares of Common Stock*

(iv)	shared power to dispose or to direct the disposition of: 1,211,869 shares of Common Stock*

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Based on 100,000,000 shares of common stock, par value $0.01 per share (the "Shares"), of Biovest International Inc., a Delaware corporation (the "Company"), issued and outstanding as of July 9, 2013, following the confirmation and effectiveness of the Company’s First Amended Plan of Reorganization (“Plan”).  Following confirmation of the Plan and the allocation of shares on July 18, 2013, Laurus Master Fund, Ltd. (In Official Liquidation) and its wholly-owned subsidiary Calliope Capital Corporation (“Calliope”) own an aggregate of 4,257,506 Shares. The previously issued common stock and secured convertible notes owned by the Reporting Persons and certain other persons and reported in Amendment No. 4 to this Schedule 13G were extinguished by the Plan and replaced by the Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators (“JOLs”) are Chris Johnson of Chris Johnson Associates, Ltd. and Russell Smith of BDO CRI. The JOLs have discretion over the management of the Fund and Calliope and the disposition of their respective assets, including the securities owned by the Fund and Calliope reported in this Schedule 13G, as amended. As of January 8, 2013, Laurus Capital Management, LLC ceased to provide investment management services to the Fund. The JOLs share voting and investment power over the securities owned by the Fund and Calliope.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2013

LAURUS MASTER FUND, LTD. (IN OFFICIAL
LIQUIDATION)

/s/ Russell Smith
Russell Smith
Joint Official Liquidator (for the account of Laurus Master Fund, Ltd. and with no personal liability)

CALLIOPE CAPITAL CORPORATION

/s/ Russell Smith
Russell Smith
Joint Official Liquidator (for the account of Laurus Master Fund, Ltd. and with no personal liability)

/s/ Chris Johnson
Chris Johnson, on his individual behalf

/s/ Russell Smith
Russell Smith, on his individual behalf

APPENDIX A

A.
	Name:	Chris Johnson

	Business Address:	Elizabethan Square, 80 Shedden Road, George Town,
Grand Cayman, Cayman Islands KY1-1104

	Principal Occupation:	Managing Director, Chris Johnson Associates Ltd.

	Citizenship:	Cayman Islands

B.	Name:	Russell Smith

	Business Address:	2nd Floor, Building 3 Governors Square, 23 Lime Tree Bay Avenue, Grand Cayman, Cayman Islands KY1-1205,
	Principal Occupation:	Director, BDO CRI

	Citizenship:	Cayman Islands

C.	Name:	Calliope Capital Corporation

	Business Address:	2nd Floor, Building 3 Governors Square, 23 Lime Tree Bay Avenue, Grand Cayman, Cayman Islands KY1-1205 or Elizabethan Square, 80 Shedden Road, George Town, Grand Cayman, Cayman Islands KY1-1104

	Citizenship:	Delaware